Exhibit 99.1

Tuniu Announces Unaudited Third Quarter 2022 Financial Results

NANJING, China, December 1, 2022 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

"In the third quarter, China’s travel industry gradually recovered as compared to the previous two quarters," said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. "Tuniu seized the opportunity to expand our business by focusing on the vacation market and leveraging our integrated model and high-quality products and services. Despite the current uncertainties, we will continue to introduce innovative, high-quality products and services to meet customers’ demand and serve more customers with professionalism and dedication. In addition, the company will continue to roll out cost control measures to improve operational efficiency and strengthen our resilience and capabilities amidst the dynamic external environment."

Third Quarter 2022 Results

Net revenues were RMB77.9 million (US$10.9 million1) in the third quarter of 2022, representing a year-over-year decrease of 32.1% from the corresponding period in 2021. The decrease was primarily due to the negative impact brought by the resurgence and spread of COVID-19.

•	Revenues from packaged tours were RMB41.4 million (US$5.8 million) in the third quarter of 2022, representing a year-over-year decrease of 54.3% from the corresponding period in 2021. The decrease was primarily due to the resurgence of COVID-19 in certain regions in China.

•	Other revenues were RMB36.4 million (US$5.1 million) in the third quarter of 2022, representing a year-over-year increase of 52.3% from the corresponding period in 2021. The increase was primarily due to the increase in the commission fees received from other travel-related products.

Cost of revenues was RMB32.8 million (US$4.6 million) in the third quarter of 2022, representing a year-over-year decrease of 56.2% from the corresponding period in 2021. As a percentage of net revenues, cost of revenues was 42.2% in the third quarter of 2022, compared to 65.3% in the corresponding period in 2021.

Gross margin was 57.8% in the third quarter of 2022, compared to a gross margin of 34.7% in the third quarter of 2021.

Operating expenses were RMB59.3 million (US$8.3 million) in the third quarter of 2022, representing a year-over-year decrease of 38.5% from the corresponding period in 2021. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB1.9 million (US$0.3 million) in the third quarter of 2022. Non-GAAP2 operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB57.4 million (US$8.1 million) in the third quarter of 2022, representing a year-over-year decrease of 36.9%.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 7.1135 on September 30, 2022 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

•	Research and product development expenses were RMB9.7 million (US$1.4 million) in the third quarter of 2022, representing a year-over-year decrease of 37.6%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB0.5 million (US$0.1 million), were RMB9.2 million (US$1.3 million) in the third quarter of 2022, representing a year-over-year decrease of 37.1% from the corresponding period in 2021. The decrease was primarily due to the decrease in research and product development personnel related expenses.

•	Sales and marketing expenses were RMB26.5 million (US$3.7 million) in the third quarter of 2022, representing a year-over-year decrease of 36.4%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB0.5 million (US$0.1 million), were RMB26.0 million (US$3.7 million) in the third quarter of 2022, representing a year-over-year decrease of 35.3% from the corresponding period in 2021. The decrease was primarily due to the decrease in promotion expenses.

•	General and administrative expenses were RMB24.3 million (US$3.4 million) in the third quarter of 2022, representing a year-over-year decrease of 41.1%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB0.9 million (US$0.1 million), were RMB23.4 million (US$3.3 million) in the third quarter of 2022, representing a year-over-year decrease of 38.7% from the corresponding period in 2021. The decrease was primarily due to the decrease in general and administrative personnel related expenses.

Loss from operations was RMB14.3 million (US$2.0 million) in the third quarter of 2022, compared to a loss from operations of RMB56.6 million in the third quarter of 2021. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB12.3 million (US$1.7 million) in the third quarter of 2022.

Net loss was RMB23.5 million (US$3.3 million) in the third quarter of 2022, compared to a net loss of RMB36.6 million in the third quarter of 2021. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB21.6 million (US$3.0 million) in the third quarter of 2022.

Net loss attributable to ordinary shareholders was RMB22.0 million (US$3.1 million) in the third quarter of 2022, compared to a net loss attributable to ordinary shareholders of RMB35.1 million in the third quarter of 2021. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB20.1 million (US$2.8 million) in the third quarter of 2022.

As of September 30, 2022, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB949.6 million (US$133.5 million). The COVID-19 pandemic has negatively impacted our business operations, and will continue to impact our results of operations and cash flows for subsequent periods. Based on our liquidity assessment and management actions, we believe that our available cash, cash equivalents and maturity of investments will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

Appointment of New Director

Tuniu also announced that Mr. Jie Chen has been appointed as an independent director to the Company’s board of directors (the “Board”) effective on December 1, 2022, replacing Mr. Jiangtao Liu who has resigned from the Board effective on the same date. Mr. Jie Chen has also been appointed as a member of the compensation committee of the Board, effective on December 1, 2022, replacing Mr. Jiangtao Liu. After the change, the Board is comprised of nine members, with the majority of the members of the Board being independent directors.

Mr. Chen currently serves as chairman of Caissa Tourism (000796. SZ), an A-share company listed on the Shenzhen Stock Exchange. Mr. Chen joined Caissa Tourism Group in 2002 and previously served as the vice president of Caissa Tosun Development Co. Ltd. and general manager of domestic operation business group, vacation business group and product research and development center for group tours. Mr. Chen graduated from Beijing Science Technology and Management College in 2002.

Business Outlook

For the fourth quarter of 2022, the Company expects to generate RMB23.5 million to RMB30.8 million of net revenues, which represents a 58% to 68% decrease year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on December 1, 2022, (9:00 pm, Beijing/Hong Kong Time, on December 1, 2022) to discuss the third quarter 2022 financial results.

To participate in the conference call, please dial the following numbers:

U.S.: +1-888-346-8982

Hong Kong: +852-301-84992

Mainland China: 4001-201203

International: +1-412-902-4272

Conference ID: Tuniu 3Q 2022 Earnings Call

A telephone replay will be available one hour after the end of the conference call through December 8, 2022. The dial-in details are as follows:

U.S.: +1-877-344-7529

International: +1-412-317-0088

Replay Access Code: 1106089

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, impairment of goodwill, other operating income, total operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS-basic and diluted, which excludes share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill is that share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	349,077	212,739	29,906
Restricted cash	46,521	27,649	3,887
Short-term investments	615,901	709,206	99,699
Accounts receivable, net	111,941	127,955	17,988
Amounts due from related parties	14,969	22,735	3,196
Prepayments and other current assets	337,033	362,963	51,025
Total current assets	1,475,442	1,463,247	205,701

Non-current assets
Long-term investments	201,947	225,967	31,766
Property and equipment, net	98,159	91,549	12,870
Intangible assets, net	55,376	42,538	5,980
Land use right, net	94,652	93,105	13,088
Operating lease right-of-use assets, net	48,115	34,015	4,782
Goodwill	232,007	117,470	16,514
Other non-current assets	92,111	92,998	13,073
Total non-current assets	822,367	697,642	98,073
Total assets	2,297,809	2,160,889	303,774

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	9,981	8,650	1,216
Accounts and notes payable	383,626	428,254	60,203
Amounts due to related parties	4,679	3,857	542
Salary and welfare payable	33,761	29,042	4,083
Taxes payable	8,004	4,017	565
Advances from customers	139,777	129,290	18,175
Operating lease liabilities, current	16,556	13,348	1,876
Accrued expenses and other current liabilities	382,629	408,964	57,491
Total current liabilities	979,013	1,025,422	144,151

Non-current liabilities
Operating lease liabilities, non-current	38,832	27,799	3,908
Deferred tax liabilities	12,479	9,666	1,359
Long-term borrowings	14,344	9,999	1,406
Total non-current liabilities	65,655	47,464	6,673
Total liabilities	1,044,668	1,072,886	150,824

Redeemable noncontrolling interests	27,200	27,200	3,824

Equity
Ordinary shares	249	249	35
Less: Treasury stock	(293,795)	(289,044)	(40,633)
Additional paid-in capital	9,125,748	9,125,195	1,282,800
Accumulated other comprehensive income	271,821	307,034	43,162
Accumulated deficit	(7,834,879)	(8,023,879)	(1,127,979)
Total Tuniu Corporation shareholders’ equity	1,269,144	1,119,555	157,385
Noncontrolling interests	(43,203)	(58,752)	(8,259)
Total equity	1,225,941	1,060,803	149,126
Total liabilities, redeemable noncontrolling interests and equity	2,297,809	2,160,889	303,774

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$
Revenues
Packaged tours	90,709	9,531	41,440	5,826
Others	23,915	27,426	36,418	5,120
Net revenues	114,624	36,957	77,858	10,946
Cost of revenues	(74,884)	(20,440)	(32,835)	(4,616)
Gross profit	39,740	16,517	45,023	6,330

Operating expenses
Research and product development	(15,580)	(13,963)	(9,729)	(1,368)
Sales and marketing	(41,668)	(24,474)	(26,502)	(3,726)
General and administrative	(41,224)	(23,888)	(24,270)	(3,412)
Impairment of goodwill	-	(112,102)	-	-
Other operating income	2,106	35,059	1,222	172
Total operating expenses	(96,366)	(139,368)	(59,279)	(8,334)
Loss from operations	(56,626)	(122,851)	(14,256)	(2,004)
Other (expenses)/income
Interest and investment income	19,492	5,206	5,491	772
Interest expense	(1,097)	(582)	(1,194)	(168)
Foreign exchange gains/(losses), net	(463)	(11,424)	(16,167)	(2,273)
Other income, net	686	302	2,797	393
Loss before income tax expense	(38,008)	(129,349)	(23,329)	(3,280)
Income tax benefit	568	21	376	53
Equity in (loss)/income of affiliates	861	790	(551)	(77)
Net loss	(36,579)	(128,538)	(23,504)	(3,304)
Net loss attributable to noncontrolling interests	(1,497)	(2,019)	(1,456)	(205)
Net loss attributable to Tuniu Corporation	(35,082)	(126,519)	(22,048)	(3,099)
Net loss attributable to ordinary shareholders	(35,082)	(126,519)	(22,048)	(3,099)

Net loss	(36,579)	(128,538)	(23,504)	(3,304)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	1,685	17,277	18,066	2,540
Comprehensive loss	(34,894)	(111,261)	(5,438)	(764)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.09)	(0.34)	(0.06)	(0.01)
Net loss per ADS - basic and diluted*	(0.27)	(1.02)	(0.18)	(0.03)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,956,994	371,112,997	371,274,640	371,274,640

Share-based compensation expenses included are as follows：
Cost of revenues	214	291	24	3
Research and product development	359	299	10	1
Sales and marketing	332	448	31	4
General and administrative	2,475	1,639	432	61
Total	3,380	2,677	497	69

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended September 30, 2022
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Gain on disposals of subsidiaries	Impairment of goodwill	Non-GAAP Result
Cost of revenues	(32,835)	24	-	-	-	(32,811)

Research and product development	(9,729)	10	534	-	-	(9,185)
Sales and marketing	(26,502)	31	423	-	-	(26,048)
General and administrative	(24,270)	432	477	-	-	(23,361)
Other operating income	1,222	-	-	-	-	1,222
Total operating expenses	(59,279)	473	1,434	-	-	(57,372)

Loss from operations	(14,256)	497	1,434	-	-	(12,325)

Net loss	(23,504)	497	1,434	-	-	(21,573)

Net loss attributable to ordinary shareholders	(22,048)	497	1,434	-	-	(20,117)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.06)					(0.05)
Net loss per ADS - basic and diluted	(0.18)					(0.15)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	371,274,640					371,274,640

	Quarter Ended June 30, 2022
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Gain on disposals of subsidiaries	Impairment of goodwill	Non-GAAP Result
Cost of revenues	(20,440)	291	-	-	-	(20,149)

Research and product development	(13,963)	299	534	-	-	(13,130)
Sales and marketing	(24,474)	448	770	-	-	(23,256)
General and administrative	(23,888)	1,639	635	-	-	(21,614)
Impairment of goodwill	(112,102)	-	-	-	112,102	-
Other operating income	35,059	-	-	(32,786)	-	2,273
Total operating expenses	(139,368)	2,386	1,939	(32,786)	112,102	(55,727)

Loss from operations	(122,851)	2,677	1,939	(32,786)	112,102	(38,919)

Net loss	(128,538)	2,677	1,939	(32,786)	112,102	(44,606)

Net loss attributable to ordinary shareholders	(126,519)	2,677	1,939	(32,786)	112,102	(42,587)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.34)					(0.11)
Net loss per ADS - basic and diluted	(1.02)					(0.33)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	371,112,997					371,112,997

	Quarter Ended September 30, 2021
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Gain on disposals of subsidiaries	Impairment of goodwill	Non-GAAP Result
Cost of revenues	(74,884)	214	-	-	-	(74,670)

Research and product development	(15,580)	359	616	-	-	(14,605)
Sales and marketing	(41,668)	332	1,065	-	-	(40,271)
General and administrative	(41,224)	2,475	652	-	-	(38,097)
Other operating income	2,106	-	-	-	-	2,106
Total operating expenses	(96,366)	3,166	2,333	-	-	(90,867)

Loss from operations	(56,626)	3,380	2,333	-	-	(50,913)

Net loss	(36,579)	3,380	2,333	-	-	(30,866)

Net loss attributable to ordinary shareholders	(35,082)	3,380	2,333	-	-	(29,369)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.09)					(0.08)
Net loss per ADS - basic and diluted	(0.27)					(0.24)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,956,994					370,956,994

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.